================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            -------------------------

                            ON TRACK INNOVATIONS LTD.
                            -------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.1 PER SHARE
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M8791A 109
                                   ----------
                                 (CUSIP Number)

                                   ODED BASHAN
                             Z.H.R. INDUSTRIAL ZONE
                      P.O. BOX 32, ROSH PINA, ISRAEL 12000
                              (011) 972-4-686-8000

                                 WITH COPIES TO:
                              DAVID P. STONE, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 2004
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

================================================================================


---------------------------- ----------------------------------------              -------------------------------------------------
CUSIP No.                    M8791A 109                                   13D                         Page 2 of 5
------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------- --------------------------------------------------------------
        1           NAMES OF REPORTING PERSONS:                       ODED BASHAN
                    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N.A.
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [ ]
                                                                                                                             (B) [X]

------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------ ---------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:               OO, PF

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                                     [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:             ISRAEL

---------------------------- ------- -----------------------------------------------------------------------------------------------
         NUMBER OF             7     SOLE VOTING POWER:                            1,398,552 (1)
          SHARES
                             ------- -----------------------------------------------------------------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                              --
         OWNED BY
                             ------- -----------------------------------------------------------------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                       867,493 (2)
         REPORTING
                             ------- -----------------------------------------------------------------------------------------------
        PERSON WITH            10    SHARED DISPOSITIVE POWER:                         --

------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,394,552

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  (3)                                      [X]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          16.8% (4)

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                         HC, IN

------------------- ----------------------------------------------------------------------------------------------------------------

(1) Consists of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii) 732,125 ordinary shares underlying options exercisable within 60 days, and (iii) 499,939 ordinary shares, and 31,120 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and (b) no disposition power.

(2) Consists of (i) 135,368 ordinary shares held directly by Mr. Bashan and (ii) 732,125 ordinary shares underlying options exercisable within 60 days.

(3) The aggregate amount in row (11) excludes 4,000 ordinary shares held by Oded Bashan Holdings Ltd., which is wholly-owned by Mr. Bashan's wife. Mr. Bashan disclaims beneficial ownership of the shares held by Oded Bashan Holdings Ltd.

(4) Percentage of beneficial ownership is based on the number of outstanding ordinary shares of 7,537,635 (according to publicly available information provided by OTI to date). Shares beneficially owned by Mr. Bashan include shares that may be acquired thereby pursuant to options and warrants exercisable within 60 days of the date of this Amendment No. 2. Ordinary shares deemed to be beneficially owned by virtue of Mr. Bashan's right to acquire these shares within 60 days of the date of this Amendment No. 2 are treated as outstanding only for purposes of determining the percent owned by Mr. Bashan.

EXPLANATORY NOTE

This Amendment No. 2 (this "Amendment No. 2") amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on November 24, 2003, as amended on January 16, 2004, by Oded Bashan. Capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed thereto in the Schedule 13D. The percentage of ordinary shares reported in this Amendment No. 2 as being beneficially owned by Mr. Bashan and any other information disclosed herein (other than descriptions of agreements and transactions to which Mr. Bashan is a party) is based on publicly available information provided by OTI or other third parties.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On February 12, 2004 and March 19, 2004, the board of directors of OTI granted an additional 25,000 and 500,000 options, respectively, under the Company's 2001 Share Option Plan to Oded Bashan, which grants were ratified by vote of OTI's shareholders on April 6.

           As of January 16, 2004, Mr. Bashan had been granted irrevocable proxies by a number of purchasers ("the Proxy Purchasers") in connection with private placements in November and December 2003 and January 2004 to vote in his sole discretion up to 1,354,463 ordinary shares and warrants to purchase 677,231 additional ordinary shares at all meetings of OTI's shareholders so long as the ordinary shares are owned by the original Proxy Purchasers. As of June 1, 2004, 854,524 of such ordinary shares and 646,111 of such warrants or the ordinary shares underlying such warrants have been sold by the original Proxy Purchasers. As a result, Mr. Bashan no longer has any voting power with respect to such ordinary shares that are no longer held by the original Proxy Purchasers.

           As of June 18, 2004, Mr. Bashan is the beneficial owner of 1,398,552 shares of OTI, consisting of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii) 732,125 ordinary shares underlying options exercisable within 60 days, and (iii) 499,939 ordinary shares, and 31,120 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and (b) no disposition power.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 is amended and restated as follows:

           (a) Mr. Bashan beneficially owns 1,398,552 ordinary shares, which represent approximately 16.8% of OTI's issued and outstanding ordinary shares, consisting of (i) 135,368 ordinary shares held directly by Mr. Bashan, (ii) 732,125 ordinary shares underlying options exercisable within 60 days, and (iii) 499,939 ordinary shares, and 31,120 ordinary shares underlying warrants exercisable within 60 days, as to which Mr. Bashan has (a) voting power pursuant to irrevocable proxies granted in connection with private placements and (b) no disposition power.

           (b) Mr. Bashan has the sole power to vote 1,398,552 ordinary shares he beneficially owns. Mr. Bashan has the sole power to dispose of 867,493 ordinary shares (including 732,125 ordinary shares underlying options exercisable within 60 days), and the Proxy Purchasers have the sole power to dispose of 531,059 ordinary shares (including 31,120 ordinary shares underlying warrants exercisable within 60 days).

           (c) On February 12, 2004 and March 19, 2004, the board of directors of OTI granted an additional 25,000 and 500,000 options, respectively, under the Company's 2001 Share Option Plan to Mr. Bashan, which grants were ratified by vote of OTI's shareholders on April 6.

           On June 16, 2004, Mr. Bashan exercised options to acquire 20,000 ordinary shares of OTI at an exercise price of $2.75 per share. On June 16, 2004, Mr. Bashan, for tax planning purposes, sold 20,000 of the ordinary shares acquired upon exercise of these options in a privately negotiated transaction at a price of Euro 7.42 per share.

           On June 17, 2004, Mr. Bashan exercised options to acquire 30,000 ordinary shares of OTI at an exercise price of $2.75 per share. On June 17, 2004, Mr. Bashan, for tax planning purposes, sold 30,000 of the ordinary shares acquired upon exercise of these options in a privately negotiated transaction at a price of Euro 7.08 per share.

           On June 18, 2004, Mr. Bashan exercised options to acquire 20,000 ordinary shares of OTI at an exercise price of $2.75 per share. On June 18, 2004, Mr. Bashan sold 20,000 of the ordinary shares acquired upon exercise of these options in a privately negotiated transaction at a price of Euro 7.12 per share.

           On June 18, 2004, Mr. Bashan exercised options to acquire (i) 38,125 ordinary shares of OTI at an exercise price of $2.75 per share and (ii) 1,875 ordinary shares of OTI at an exercise price of NIS 0.1 per share, for the purpose of increasing his equity holdings in OTI.

           Other than the transactions described above in this Item 5, Mr. Bashan has not engaged in any transactions in OTI's ordinary shares during the past sixty (60) days.

           (d) Except for Mr. Bashan, the Lenders and the Proxy Purchasers, no other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by the Schedule 13D as amended by this Amendment No. 2.

           (e) N/A.

                                    SIGNATURE
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2004


                                                     By:  /s/ Oded Bashan
                                                         -----------------------
                                                          Oded Bashan